SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ikanos Communications, Inc. (“Ikanos” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), to purchase all of the issued and outstanding shares of common stock of Ikanos at a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”) and assume all outstanding indebtedness of Ikanos at the closing of the Merger, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Qualcomm with the SEC on August 19, 2015 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to add a new fourth paragraph to the section entitled “Tender Offer”, as follows:

“The Offer has been extended until 5:00 p.m. (Eastern Time) on September 28, 2015.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The paragraph beginning “In light of Alcatel’s requirement” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“In light of Alcatel’s requirement that Tallwood make an additional equity investment to support the proposed collaboration, Tallwood’s willingness to consider such an investment, its significant ownership interest in Ikanos and its three representatives on the Ikanos Board, the Ikanos Board determined that it was in the best interests of Ikanos and its stockholders to form a special committee of independent and disinterested directors to negotiate the terms of any transaction in which Tallwood would be a participant. Accordingly, the Ikanos Board established a special committee consisting of three independent and disinterested directors who are not affiliated with the Tallwood Group: Danial Faizullabhoy, Jason Cohenour and Frederick Lax. The Ikanos Board authorized the special committee to, among other things, retain legal and financial advisors to the special committee, negotiate the structure, price, terms and conditions of any offering and to take any and all other actions as the special committee deemed necessary or appropriate in order to implement the issuance and sale of the common stock and approve any proposed transaction in which Alcatel and Tallwood would participate. The special committee was not authorized to review, and did not review, the potential business combination with Qualcomm discussed below.”

•	The paragraph beginning “On May 8, 2014” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“On May 8, 2014, Omid Tahernia met with representatives of Qualcomm to discuss certain commercial relationships between Ikanos and Qualcomm, including a manufacturing and support agreement entered into effective as of May 8, 2014, and discussed expanding the relationship between Ikanos and Qualcomm, including the possibility of a potential acquisition by Qualcomm in the future.”

•	The paragraph beginning “On July 11, 2014” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“On July 11, 2014, the Ikanos Board met and considered the recent discussions that occurred with representatives of Qualcomm. Following discussion, the Ikanos Board authorized management to enter into due diligence discussions with Qualcomm. In light of the ongoing negotiations then being conducted with Alcatel and Tallwood, and the preliminary nature of the interest then expressed by Qualcomm, the Ikanos Board did not consider it to be necessary or advisable to contact other potential acquirors at this time.

•	The paragraph beginning “On April 14, 2015” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“On April 2, 2015, the Ikanos Board held a special telephonic meeting to discuss the status of Ikanos’ financial position, including its relationship with Alcatel, and the possibility and desirability of strategic options with several different partners. Representatives of Needham & Company and the Ikanos Board discussed how the capital requirements of Ikanos, its substantial losses, and the uncertainty of its ability to maintain and generate revenue growth made the Company an unlikely target for financial or private equity buyers; the party most likely to realize the value of the technology, have the ability to pay, and maximize shareholder value would be a strategic buyer. At the request of the Ikanos Board, Needham & Company representatives provided an overview of the potential risks and benefits of commencing a strategic process with Qualcomm in light of Ikanos’ cash position and expected cash needs. The Ikanos Board determined that Ikanos should notify Qualcomm of its decision to hold a board meeting on April 14, 2015, and that Ikanos would like to receive an indication from Qualcomm of how it intended to proceed before then. A discussion then ensued about the timing of the strategic process and the desirability of this process compared with the alternative of Ikanos continuing as a standalone company. Needham & Company representatives also presented the Ikanos Board a preliminary list of potential strategic acquirors in addition to Qualcomm. The Ikanos Board instructed the management team to make the necessary preparations to contact the other potential strategic acquirors by April 14, 2015. Without Needham & Company present, the Ikanos Board then considered its options among investment banks, including Needham & Company, weighing each bank’s respective qualifications in mergers and acquisitions, including each firm’s background and expertise in the semiconductor and networking industries, the market for technology mergers and acquisitions, potential strategic partners, relationships and execution capabilities. The Ikanos Board discussed various strategic alternatives for Ikanos, including whether to pursue a formal sales process for Ikanos, as well as strategies to deliver value to its stockholders through continued operation as an independent public company. The Ikanos Board discussed that, if Ikanos were to remain an independent public company, it would need to raise additional capital and discussed the methods, sizes, timing and probability of success of such potential future capital raises. The Ikanos Board then reviewed the current status of its business, the outlook of the business and the desirability of moving forward with Ikanos’ current business plan. Following discussion, the Ikanos Board determined to continue consideration of strategies to maximize stockholder value. The Board then reviewed Needham & Company’s industry experience, experience with recent similar transactions and familiarity with Ikanos from its participation in Ikanos’ two previous equity offerings in November 2010 and November 2013. Management considered reaching out to other investment banks, but due to Needham & Company’s familiarity with Ikanos’ business and the factors discussed with the Ikanos Board, the Ikanos Board decided to engage Needham & Company as its financial advisor following negotiation of an engagement letter between the parties.”

•	The paragraph beginning “On April 14, 2015” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“On April 14, 2015, the Ikanos Board held a special telephonic meeting to discuss the financial state of the Company, including an update on discussions with Alcatel regarding potential funding. Ikanos’ management team then provided an update on the strategic discussions with Qualcomm. It was noted that Qualcomm completed certain aspects of its due diligence on April 3, 2015. Needham & Company representatives then presented a revised list of potential acquirors to the Ikanos Board, indicating the companies that Needham & Company believed might be most likely to be interested in acquiring Ikanos. The Ikanos Board authorized the management team to begin exploratory talks with potential acquirors besides Qualcomm, beginning with certain companies identified by Needham & Company which the Ikanos Board agreed were the likeliest to be interested in pursuing a strategic transaction with Ikanos based on discussions with management, criteria such as whether they would have the financial resources, strategic fit and hence likelihood to make a bid, and prior communications with them. Needham started contacting such companies no later than April 16, 2015.”

•	The following new paragraph is inserted after the paragraph beginning “On May 15, 2015” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” to read in its entirety as follows:

“In the meetings described above Ikanos management provided extensive confidential materials to Company B, Company D and Company C, which materials were also provided to Qualcomm.”

•	The paragraph beginning “On May 22, 2015” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“On May 22, 2015, at the direction of the Ikanos Board, Needham & Company sent process letters to each of Qualcomm, Company C and Company D requesting a preliminary offer by June 9, 2015. At a minimum, each offer was to address the overall transaction value, any material terms in a merger agreement, the method of financing the merger, any approvals and conditions necessary to consummate a merger, the proposed treatment of Ikanos’ key management and other employees as well as any other information that may be relevant to the Ikanos Board in evaluating a strategic transaction with such company. The Ikanos Board determined not to send a process letter to Company B because it had not expressed significant interest in a transaction.”

•	The paragraph beginning “On June 16, 2015” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“On June 16, 2015, a regularly scheduled board meeting was held at which members of Ikanos’ management team reviewed with the Ikanos Board the strategic objectives established by Ikanos in 2014 and the challenges faced by the Company since then. A representative of Needham & Company then provided an update to the Ikanos Board regarding the most recent conversation with Qualcomm. On the same day, representatives of Qualcomm informed the Needham & Company representative that Qualcomm was not interested in pursuing a potential transaction with Ikanos at a purchase price of $5.00 per share because it believed that its previous offer fairly valued the Company and provided a reasonable premium to the Company’s shareholders; however, Qualcomm would consider a potential transaction at a lower price per share and that Qualcomm would proceed under an exclusivity arrangement with Ikanos. The Ikanos Board discussed the counterproposals by Qualcomm in detail.”

•	The paragraph beginning “Also on July 14, 2015” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“Also on July 14, 2015, a representative of Qualcomm informed a representative of Needham & Company that there were significant issues with the due diligence of Ikanos including the competitive market in which Ikanos operates, which requires more funding for Ikanos’ products to succeed, revisions to Ikanos’ product release timeline, and the identification of certain additional liabilities and anticipated expenditures.”

•	The paragraph beginning “On July 22, 2015” in “Item 4—The Solicitation or Recommendation; Background of the Transaction” is hereby amended and restated to read in its entirety as follows:

“On July 22, 2015, Qualcomm’s exclusivity lapsed and the companies continued negotiating the transaction documents, which had been the subject to considerable negotiation and revision to date. After discussion with the Needham & Company representatives, the Ikanos Board determined not to reach out to other potential bidders because it concluded that it would be highly unlikely for another bidder to emerge, particularly given that Ikanos had not received any other indications of interest, and no other party had contacted Ikanos.”

•	The last sentence of the first paragraph of “Item 4—The Solicitation or Recommendation; Certain Prospective Financial Information” is hereby amended and restated to read in its entirety as follows:

“The projections with respect to the remainder of fiscal year 2015 were subsequently updated by management in July 2015 to reduce revenue and reduce certain expenses to its May 2015 estimates, among other things, based on the fact that revenue for the second quarter had been below the amount forecasted in May and that it appeared that revenue for the third quarter would also be below the amount forecasted in May, and also to reflect certain cost reduction opportunities identified in early July 2015.”

•	The section entitled “Item 4—The Solicitation or Recommendation; Opinion of Ikanos’ Financial Advisor” is hereby amended and restated to read in its entirety as follows:

“Opinion of Ikanos’ Financial Advisor

Ikanos retained Needham & Company to render an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On August 5, 2015, Needham & Company delivered to the Ikanos Board its oral opinion (which was subsequently confirmed in writing by delivery of a written opinion dated the same date) that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the consideration of $2.75 per Share, net to the seller in cash, to be received by the Ikanos stockholders pursuant to the Merger Agreement (other than Parent or any of its affiliates and other than holders of dissenting shares) was fair to those holders from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Ikanos Board in connection with and for the purpose of the Ikanos Board’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than dissenting shares) of the Merger Consideration, which was determined through arm’s length negotiations between Ikanos and Parent. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of Ikanos as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

The complete text of Needham & Company’s opinion, dated August 5, 2015, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex I hereto. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated August 4, 2015;

•	reviewed certain publicly available information concerning Ikanos and certain other relevant financial and operating data of the Ikanos furnished to Needham & Company by Ikanos;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of Ikanos concerning the current operations of and future business prospects for Ikanos;

•	reviewed certain financial forecasts with respect to Ikanos prepared by management of Ikanos and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for Ikanos;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

Needham & Company noted that management of Ikanos had provided Needham & Company with revised financial forecasts on July 21, 2015, to take into account, among other things, management’s reduced expectations with respect to timing and volume of customer orders in 2015. At Ikanos’ direction, Needham & Company relied only upon the most recent financial forecasts provided by management of Ikanos for purposes of rendering the opinion. In addition, Needham & Company noted that management of Ikanos had advised Needham & Company, and Needham & Company assumed with the knowledge and permission of the Ikanos Board, that, if the Offer and the Merger were not consummated, Ikanos would need to raise additional equity capital in a manner which would, if available, be substantially dilutive to the current holders of Ikanos common stock in order to implement its standalone plan and, if the Offer and the Merger were not consummated, Ikanos would need to engage in significant cost-cutting measures which would adversely impact Ikanos’ ability to achieve forecasted results. Needham & Company took the foregoing facts and assumptions (together with the other facts and assumptions set forth in Needham & Company’s opinion) into account for purposes of rendering its opinion.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Ikanos. Needham & Company assumed that the financial forecasts for Ikanos provided to Needham & Company by management of Ikanos were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Ikanos. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Ikanos, Parent or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of Ikanos, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of dissenting shares) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Ikanos, or as to Ikanos’ underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to Ikanos. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

Ikanos imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to August 4, 2015, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Ikanos to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they are principally engaged in the design and commercialization of semiconductor devices and have market values of less than $300 million. These companies, referred to as the selected companies, consisted of the following:

•	Alpha and Omega Semiconductor Limited

•	ANADIGICS, Inc.

•	DSP Group, Inc.

•	GSI Technology, Inc.

•	O2Micro International Limited

•	Pericom Semiconductor Corporation

•	Pixelworks, Inc.

•	QuickLogic Corporation

The following table sets forth information concerning the following multiples for the selected companies and for Ikanos:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2015 and 2016 revenues;

•	enterprise value as a multiple of adjusted LTM earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA; and

•	enterprise value as a multiple of projected calendar year 2015 and 2016 adjusted EBITDA.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on August 4, 2015 and calculated multiples for Ikanos based on the Merger Consideration of $2.75 per Share. All financial information excluded the impact of non-recurring items. Adjusted EBITDA amounts excluded the impact of stock-based compensation expense. Projected calendar year 2015 and 2016 multiples for Ikanos were calculated based on forecasts by management of Ikanos. Enterprise value of Ikanos was based on projected cash and debt of Ikanos as of September 30, 2015, based on forecasts by management of Ikanos. The following table sets forth the implied multiples for Ikanos based on the foregoing calculations:

Enterprise Value/
	Revenues			Adjusted EBITDA
	LTM	CY 2015E	CY 2016E	LTM	CY 2015E	CY 2016E
Alpha and Omega Semiconductor Limited	0.3x	0.3x	0.3x	3.6x	3.9x	NA
ANADIGICS, Inc.	0.5x	0.5x	0.4x	NM	NM	7.3x
DSP Group, Inc.	0.5x	0.5x	0.5x	8.1x	10.8x	9.8x
GSI Technology, Inc.	0.7x	0.7x	NA	NM	NA	NA
O2Micro International Limited	NM	NM	NM	NM	NA	NA
Pericom Semiconductor Corporation	1.0x	1.0x	0.9x	6.0x	NA	NA
Pixelworks, Inc.	2.3x	2.2x	1.8x	NM	NM	16.8x
QuickLogic Corporation	2.2x	2.0x	1.3x	NM	NM	NM

Ikanos Implied by Transaction	1.5x	1.3x	0.7x	NM	NM	NM

Needham & Company noted that management’s forecasts assumed that Ikanos would need to raise approximately $16.0 million in an equity financing in the third quarter of 2015, and $16.0 million in an equity financing in the first quarter of 2016, if Ikanos were to continue to operate on a standalone basis. Needham & Company noted that the analyses summarized in the above table were based on cash and debt of Ikanos as of September 30, 2015, and did not take into account these two equity financings. Needham & Company noted that if these two equity financings were to occur in the future, they would result in dilution to shareholders.

Selected Transactions Analysis

Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2010 that involved target companies that were publicly-traded semiconductor device companies and had transaction equity values of between $20 million and $300 million:

Announcement Date	Acquirer	Target
4/30/15	Knowles Corporation	Audience, Inc.
2/3/15	MaxLinear, Inc.	Entropic Communications, Inc.
11/5/13	M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.
9/19/12	Cypress Semiconductor Corporation	Ramtron International Corporation
11/30/11	Skyworks Solutions, Inc.	Advanced Analogic Technologies, Incorporated
2/23/11	Golden Gate Private Equity, Inc.	Conexant Systems, Inc.
9/8/10	Zoran Corporation	Microtune, Inc.
3/29/10	Microsemi Corporation	White Electronic Designs Corporation

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the Merger, enterprise value as a multiple of LTM revenues.

Needham & Company calculated multiples for Ikanos based on the Merger Consideration.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

Target	Equity Value	Enterprise Value	EV/LTM Revenue
Audience, Inc.	$130.9	$86.6	0.9x
Entropic Communications, Inc.	287.0	181.2	0.9x
Mindspeed Technologies, Inc.	269.6	270.3	1.8x
Ramtron International Corporation	112.4	119.4	1.8x
Advanced Analogic Technologies, Incorporated	277.3	193.0	2.1x
Conexant Systems, Inc.	206.1	291.2	1.3x
Microtune, Inc.	159.7	77.5	0.9x
White Electronic Designs Corporation	169.0	103.7	0.6x

Ikanos Transaction	50.6	64.0	1.5x

Needham & Company noted that, based upon forecasts by management of the Company, the Company would need to raise approximately $16.0 million in an equity financing in the third quarter of 2015, and $16.0 million in an equity financing in the first quarter of 2016, if the Company were to continue to operate on a standalone basis. Needham & Company noted that the analysis in the above table was based on cash and debt of Ikanos as of September 30, 2015, and did not take into account these two equity financings. Needham & Company noted that if these two equity financings were to occur in the future, they would result in dilution to shareholders.

Stock Price Premium Analysis

Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2014 that involve target companies that were publicly-traded technology companies and had all-cash transaction equity values of between $20 million and $300 million:

Announcement Date	Acquiror	Target
5/27/15	Fortinet, Inc.	Meru Networks, Inc.
4/22/15	Francisco Partners Management LLC	Procera Networks, Inc.
2/10/15	Vector Capital	Saba Software, Inc.
2/5/15	Insight Venture Management, LLC	E2open, Inc.
11/17/14	Vector Capital	ChyronHego Corporation
11/4/14	Lindsay Corporation	Elecsys Corporation
11/4/14	EnerNOC, Inc.	World Energy Solutions, Inc.
9/2/14	Omnitracs LLC	XRS Corporation
8/28/14	Monomoy Capital Partners LLC	Cobra Electronics Corporation
6/23/14	Avago Technologies Limited	PLX Technology, Inc.

This transaction group was selected because it provided relevant information for a stock price premium analysis. The transaction group was different from the group used for the selected transactions analysis because that analysis required a review of transactions involving target companies in the same industry as Ikanos. This more focused review yielded fewer transactions, and therefore had to span a greater period of time. In examining the transactions in the table above, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days, and 30 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for Ikanos based on the Merger Consideration and the closing prices of the Shares one trading day, five trading days, and 30 trading days prior to August 5, 2015, the last trading day prior to announcement of the Transaction. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Premium
Target Company	1-Day	5-Day	30-Day
Meru Networks, Inc.	18.1%	13.2%	10.1%
Procera Networks, Inc.	20.9%	18.4%	26.1%
Saba Software, Inc.	2.3%	(5.5)%	7.0%
E2open, Inc.	40.8%	42.6%	(8.4)%
ChyronHego Corporation	4.1%	6.4%	4.4%
Elecsys Corporation	82.9%	62.6%	55.7%
World Energy Solutions, Inc.	32.5%	35.8%	23.0%
XRS Corporation	85.4%	75.5%	101.4%
Cobra Electronics Corporation	8.3%	8.6%	9.7%
PLX Technology, Inc.	9.4%	8.5%	14.2%

Ikanos Transaction	57.1%	51.9%	38.8%

Discounted Cash Flow Analysis

Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for Ikanos and illustrative implied equity values per Share based on Ikanos management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Ikanos for the projected fiscal years 2015 through 2018 using discount rates ranging from 30.0% to 40.0%. The range of discount rates reflected an estimated range of weighted average cost of capital of Ikanos, taking into account risks associated with Ikanos’ stage of development and the need for new products to achieve market acceptance, Ikanos’ need for significant additional investment capital, the trading price volatility and risk associated with Ikanos’ common stock, the current market environment, the opportunity cost of equity capital and other relevant factors. The range of discount rates is consistent with the expected return for a high risk investment, and was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal enterprise values as of the end of 2018 by applying multiples ranging from 5.0x to 9.0x to Ikanos management’s estimate of its fiscal year 2018 EBITDA. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 30.0% to 40.0%. Needham & Company then added the ranges of the implied present values of Ikanos’ unlevered free cash flows for the projected periods to the ranges of implied present values of Ikanos’ terminal enterprise values to derive ranges of implied present enterprise values of Ikanos. Needham & Company then added Ikanos’ projected cash of $8.6 million and subtracted Ikanos’ projected debt of $22 million, in each case as of September 30, 2015, assuming the Offer and the Merger occur, and further assuming that, prior to the closing of the Merger, Ikanos would draw on an existing line of credit facility, to arrive at the ranges of implied present equity values. This analysis indicated an implied per Share equity reference range for Ikanos of $1.80 to $5.88, as compared to the Merger Consideration of $2.75 per Share. These prices per Share took account of the dilutive effect of financing transactions forecasted by management of Ikanos to occur in the third quarter of 2015 and the first quarter of 2016.

For purposes of its discounted cash flow analysis, Needham & Company defined (i) Adjusted EBIT as earnings before interest, taxes, stock-based compensation, and impairment of intangible assets, and (ii) unlevered free cash flow as Adjusted EBIT plus depreciation and amortization, less net taxes, less capital expenditures, less change in net working capital. For purposes of net taxes, the Ikanos management’s forecasts assumed that Ikanos would undertake dilutive equity raises in the third quarter of 2015 and the first quarter of 2016. Needham & Company assumed that these equity raises would trigger Section 382 limitations on net operating loss carry forwards, and thus the loss carry forwards would not have a material effect on future taxable income. The unlevered free cash flows utilized by Needham & Company for purposes of its discounted cash flow analysis were as follows ($ in millions):

	FY2015E	FY2016E	FY2017E	FY2018E
Adjusted EBIT	$(44.2)	$(34.1)	$22.2	$72.3
Plus: Depreciation & Amortization	5.9	6.8	5.1	3.2
Less: Net Taxes	—	—	(7.8)	(25.3)
Less: Capital Expenditures	(2.6)	(3.7)	(2.8)	(1.7)
Less: Change in Net Working Capital	6.1	(2.8)	(13.5)	(6.6)

Unlevered Free Cash Flows	$(34.8)	$(33.8)	$3.3	$41.8

No company, transaction or business used in the “Selected Company Analysis,” “Selected Transaction Analysis” or “Stock Price Premium Analysis” as a comparison is identical to Ikanos or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its August 5, 2015 opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ikanos or Parent. Any estimates contained in or underlying these analyses, including estimates of Ikanos’ future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Ikanos Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Ikanos Board or management with respect to the Merger Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes it was retained by the Ikanos Board to act as its exclusive financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with Ikanos and its industry generally. Needham & Company has in the past two years provided investment banking and financial advisory services to Ikanos and has received customary fees of approximately $1.1 million for those services, including having acted as sole book-runner in connection with the Company’s equity offering in November 2013. Needham & Company has not in the past two years provided investment banking or financial advisory services to Qualcomm for which it has received compensation. Needham & Company may in the future provide investment banking and financial advisory services to Qualcomm, Ikanos or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Qualcomm or Ikanos for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs to the end of the section entitled “Certain Litigation”:

“Purchaser, Qualcomm, Ikanos and the other defendants, including members of the Ikanos Board, have vigorously denied, and continue vigorously to deny, that they have aided and abetted in the commission of, or committed, any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Tsai and Weichel actions (together the “Lawsuits”). On September 13, 2015, solely to avoid the costs, risks and uncertainties inherent in litigation, including any possible delay to the closing of the Merger that might arise from further litigation, Purchaser and Qualcomm, Ikanos, and the other named defendants, including members of the Ikanos Board, entered into a memorandum of understanding with plaintiffs regarding the settlement of the Lawsuits.

Under the terms of the memorandum of understanding, Purchaser, Qualcomm, Ikanos and the other named defendants and the plaintiffs have agreed, among other things, to settle the Lawsuits and all related claims subject to approval of the California Superior Court. If the court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the Lawsuits will be dismissed with prejudice. As a result of pendency and prosecution of the Lawsuits, Ikanos has agreed to make available additional information to its stockholders in this Amendment No. 4. If the settlement is finally approved by the court, it is anticipated that the settlement will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed Merger, the Merger Agreement, and any disclosure made in connection therewith.”

Item 9.	Exhibits

Section (a)(5) of Item 9 of the Schedule 14D-9 is hereby amended and supplemented to read in its entirety as follows:

Exhibit No.	Description

(a)(5)(A)	Press Release issued by Ikanos, dated August 6, 2015 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Ikanos on August 6, 2015).

(a)(5)(B)	Email to Employees from the Chief Executive Officer of Ikanos first used on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed with the SEC by Ikanos on August 7, 2015).

(a)(5)(C)	Slide presentation first used in connection with a meeting with Ikanos employees on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed with the SEC by Ikanos on August 7, 2015).

(a)(5)(D)	Form of Email to Customers of Ikanos first used on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015).

(a)(5)(E)	Form of Email to Suppliers of Ikanos first used on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015).

(a)(5)(F)	Slide presentation to employees of Ikanos first used on August 7, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015).

(a)(5)(G)	Opinion of Needham & Company, LLC dated August 5, 2015 (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(5)(H)	Slide presentation first used in connection with a meeting with Ikanos employees on August 17, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 17, 2015).

(a)(5)(I)	FAQs made available to Ikanos employees by Qualcomm (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 1 to the Schedule TO filed by Qualcomm on August 21, 2015).

(a)(5)(J)	Email to employees of Ikanos from Jim Murphy dated August 31, 2015 regarding tendering shares in the Offer (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 2 to the Schedule 14D-9 filed by Ikanos on September 1, 2015).

(a)(5)(K)	Slide presentation used in connection with meetings with Ikanos employees (incorporated by reference to Exhibit (a)(5)(v) of Amendment No. 3 to the Schedule TO filed by Qualcomm on September 9, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2015	Ikanos Communications, Inc.

	By:	/s/ Andrew S. Hughes
Andrew S. Hughes
Vice President, General Counsel & Corporate Secretary